SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2005

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering thrives with double-digit profit growth in first quarter

Berlin, April 25, 2005 – Schering AG (FSE: SCH, NYSE: SHR) increased net sales in local currency by 6 percent and earnings per share by 13 percent in the first quarter 2005. Group sales were still negatively impacted by the strength of the euro against the U.S. dollar and other major currencies (–2%). In total, net sales rose by 4 percent to EUR 1.211 billion.

The operating profit amounted to EUR 230 million in the first three months 2005, 7 percent above the previous year’s figure. Net profit increased by 11 percent to EUR 144 million. Earnings per share improved by 13 percent to EUR 0.76.

"With promising first quarter results, we have set the course for a successful year 2005, " said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "Based on a healthy business and further efficiency improvements, we will also continue to improve our profitability this year."

In the fertility control area, we achieved net sales growth of 10 percent. The innovative oral contraceptive Yasmin® is now the top-selling birth control pill worldwide. Net sales increased in the first quarter by 43 percent to EUR 127 million.

Net sales of Betaferon®, a product for the treatment of multiple sclerosis, increased by 4 percent to EUR 181 million. Due to a reduction in wholesalers’ stock in the United States, net sales of Betaferon® do not reflect actual consumer demand. We achieved net sales growth of 21 percent currency adjusted with contrast agents for magnetic resonance imaging, resulting from the positive impact of stocking effects of Magnevist® in the U.S.

A telephone conference for analysts in the English language will take place today, April 25, 2005 at 4 p.m. CET and will be webcast on our homepage at www.schering.de.

Schering AG will publish the Interim Report for the first six months of the fiscal year 2005 on July 22, 2005.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng

Q1/2005 at a Glance

  Net sales growth: +6% (currency adjusted)

  Operating profit: +7%

  Earnings per share: +13%

In the first quarter 2005, the Schering AG Group achieved a net sales increase of 6% currency adjusted. Net sales were still affected by the strong euro against the U.S. dollar and other major currencies (–2%). In total, net sales increased by 4% to €1,211m.

The operating profit during the first three months was €230m, 7% above the previous year’s figure.
Net profit was €144m, increasing by 11%. Earnings per share rose by 13% to €0.76.

Cash flows before working capital changes amounted to €189m, 2% below the first three months 2004. The net of cash and cash equivalents, marketable securities and borrowings was €940m in comparison to €780m at the end of 2004.

Key data	€m		Change
	Q1/2005	Q1/2004	in %
Net sales	1,211	1,166	+4%
Gross profit	920	890	+3%
Operating profit	230	214	+7%
Profit before taxes	227	211	+8%
Net profit	144	130	+11%
Cash flow	189	192	–2%

Basic earnings per share (€)	0.76	0.67	+13%
Number of employees (average)	25,368	26,369	–4%

Top-selling products			Sales Q1/2005	Change from Q1/2004
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(Specialized Therapeutics)	181	+2%	+4%
2.	Yasmin®	(Gynecology&Andrology)	127	+39%	+43%
3.	Magnevist®	(Diagnostic Imaging)	82	+17%	+21%
4.	Ultravist®	(Diagnostic Imaging)	63	+10%	+10%
5.	Iopamiron®	(Diagnostic Imaging)	53	–7%	–3%
6.	Mirena®	(Gynecology&Andrology)	49	+9%	+11%
7.	Diane®	(Gynecology&Andrology)	41	–15%	–15%
8.	Microgynon®	(Gynecology&Andrology)	31	–7%	–6%
9.	Meliane®	(Gynecology&Andrology)	31	+1%	0%
10.	Fludara®	(Oncology)	23	–16%	–16%
	Total		681	+7%	+9%
Total as % of Group sales			56%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1/2005

Net sales by Region	€m		Change from Q1/2004				% of total
	Q1/2005	Q1/2004*	total	volume/price	currency	structure	Q1/2005	Q1/2004
Europe Region	593	586	+1%	+2%	0%	–1%	49%	50%
United States Region	283	270	+5%	+11%	–6%	0%	23%	23%
Japan Region	95	96	–1%	+3%	–4%	0%	8%	8%
Latin America/Canada Region	95	89	+7%	+7%	0%	0%	8%	8%
Asia/Pacific Region	54	55	–1%	+1%	–1%	–1%	4%	5%
Other Activities	91	70	+30%	+26%	–2%	+6%	8%	6%
Total	1,211	1,166	+4%	+6%	–2%	0%	100%	100%

* Since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

Europe Region

In the Europe Region, we had an organic increase in net sales of 2%. In our largest market, Germany, our business developed very well with an organic sales increase of 10%, partly due to a reduction of the government-imposed manufacturer’s rebate on reimbursable products from 16% to 6% in the beginning of 2005.

In Great Britain, net sales declined in the first three months 2005 (–9% currency adjusted). This was partly due to government-imposed price reductions. In France, net sales decreased by 6%, primarily due to increased generic competition for Diane®.

Yasmin® and Betaferon®, our best-selling products in this Region, developed exceptionally well with a currency adjusted increase of 25% and 9%, respectively. In contrast, net sales of Diane® declined by 21% currency adjusted, resulting from generic competition.

United States Region

In the United States Region, our business continued to develop well in the first three months of 2005. In U.S. dollars, we achieved a net sales increase of 11%. Our Yasmin® business developed very well (+54% currency adjusted), mainly resulting from a significantly higher demand. Yasmin®’s market share is now well above 12%, making it the most successful oral contraceptive in the United States. Continuous advertising, which directly addresses our female clients, has supported this ongoing strong growth trend.

Net sales of Magnevist® also significantly increased by 53% currency adjusted. Additionally, the net sales increase was based on stocking effects related to a change in our distribution channels.

Due to a reduction in wholesalers’ stock, net sales of Betaseron® decreased by 8% currency adjusted and therefore did not reflect actual consumer demand. We anticipate an increase in net sales in the course of this year.

The business with application technologies for contrast agents of our subsidiary Medrad, Inc. developed extremely well. In U.S. dollars, the increase in net sales amounted to 22%.

Japan Region

In the Japan Region, net sales increased by 3% currency adjusted. Net sales in the first three months of the previous year were influenced by a special effect. Due to government-imposed price reductions effective April 2004, wholesalers reduced their stock in the first quarter of 2004 and new sales took place after the price reductions had occurred.

In total, the Japanese market for X-ray contrast media was subdued by price pressures resulting from intense generic competition. Our X-ray contrast medium, Iopamiron®, which accounts for almost 50% of total net sales in Japan, recorded a slight decrease in net sales of 1% currency adjusted.

Latin America/Canada Region

In the Latin America/Canada Region, net sales increased in total by 7% currency adjusted with our three largest markets in this Region, Brazil, Mexico and Canada, having diverse developments (–2%, +5% and +12%, respectively). We make approximately two-thirds of our net sales of this Region in these three markets.

Our two top-selling products, Yasmin® and Betaferon®, developed above average (+75% and +14% currency adjusted). This positive effect was partly offset by decreases in net sales of several smaller products.

Asia/Pacific Region

With an organic growth of 1%, net sales in the Asia/Pacific Region increased slightly. As in the comparison period, China was the country with the strongest growth dynamic (+23% currency adjusted). Australia accounted for approximately one third of our business in this Region and net sales marginally declined by 2% currency adjusted.

We recorded an increase of 8% currency adjusted with our top-selling product, Ultravist®, whereas net sales of Diane® decreased by 14% currency adjusted, due partly to a reduction in reimbursements in Australia.

Other Activities

Net sales in the Other Activities area, which primarily includes our dermatology business as well as our pharmaceutical chemicals business, increased by 26% after adjustment for currency and structure effects.

Sales Trends by Business Area

Q1/2005

Net sales by Business Area and important indication areas*
	€m		Change from Q1/2004				% of total
	Q1/2005	Q1/2004**	total	volume/price	currency	structure	Q1/2005	Q1/2004
Gynecology&Andrology	443	426	+4%	+5%	–1%	0%	37%	37%
Fertility control	379	350	+8%	+10%	–2%	0%	31%	30%
Menopause management	37	48	–22%	–20%	–2%	0%	3%	4%
Diagnostic Imaging	322	301	+7%	+10%	–3%	0%	26%	26%
X-ray contrast media	138	138	0%	+2%	–2%	0%	11%	12%
MRI contrast agents	89	76	+17%	+21%	–4%	0%	7%	7%
Application technologies	63	54	+15%	+22%	–7%	0%	5%	5%
Radiopharmaceuticals	31	31	–1%	0%	–1%	0%	3%	2%
Specialized Therapeutics	256	263	–2%	+2%	–1%	–3%	21%	22%
Central nervous system (CNS)	199	196	+2%	+3%	–1%	0%	16%	17%
Cardiovascular	32	34	–7%	–4%	–3%	0%	3%	3%
Oncology	94	105	–11%	–10%	–1%	0%	8%	9%
Hematology	50	59	–16%	–14%	–2%	0%	4%	5%
Solid Tumors	44	46	–5%	–4%	0%	–1%	4%	4%
Other sources	96	71	+36%	+32%	–2%	+6%	8%	6%
Dermatology***	53	47	+13%	+14%	–1%	0%	4%	4%
Total	1,211	1,166	+4%	+6%	–2%	0%	100%	100%

* The indented figures do not add up to the total sales figures as only the key indication areas are listed.

** In the framework of the FOCUS Initiative, we have strategically realigned our business portfolio. In relation, Business Areas and indication areas have been partly redefined. The previous year’s figures have been adjusted accordingly.

*** External sales of the Intendis Group and net sales of other Group subsidiaries with dermatology products.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area rose by 5% after adjusting for currency effects. Net sales of fertility control products increased by 10% currency adjusted.

The continuous above average growth of female contraception products was driven by Yasmin®, our innovative oral contraceptive. We increased net sales by 43% currency adjusted. Yasmin® is now the top-selling oral contraceptive worldwide.

In the menopause management indication area, where we offer innovative treatment options for climacteric complaints, we recorded a decrease in net sales of 20% currency adjusted. This decrease was mainly due to wholesaler stocking effects. We expect a stable business for the fiscal year. The European roll-out of Angeliq® will have a positive effect on this business segment. Angeliq® is the first and only hormone therapy worldwide combining estradiol with our novel progestin, drospirenone. With this product, we can offer women a completely new therapy option to treat climacteric complaints. At the same time, Angeliq® prevents osteoporosis.

Diagnostic Imaging

Net sales in the Diagnostic Imaging business area increased by 10% currency adjusted. We achieved strong growth with our magnetic resonance imaging contrast agents (+21% currency adjusted) and our application technologies for contrast media (+22% currency adjusted).

MS-325, a novel blood pool contrast agent for the diagnosis of cardiovascular disease, is in the approval process in the United States and Europe. In January 2005, EPIX Pharmaceuticals Inc. received an approvable letter from the FDA. We are working closely together with EPIX to meet the requirements of the FDA necessary for the approval of MS-325.

Specialized Therapeutics

In the Specialized Therapeutics business area, net sales increased by 2% currency adjusted. Betaferon®, a product for the treatment of multiple sclerosis (MS), was the main sales driver with a net sales increase of 4% after adjustment for currency effects.

First results from a new Betaferon® study show that Betaferon® has a positive long-term effect if MS patients start treatment at an early stage. One goal of the study was to determine how certain motor deficits have developed in patients who participated in a Betaferon® pivotal trial 16 years ago. The preliminary results show that the patient group treated with Betaferon® compared to the placebo group demonstrated a lower disability level. In addition, more patients survived in this group. The study was presented in April 2005 at the Annual Meeting of the American Academy of Neurology (AAN) in Miami Beach, Florida.

Oncology

Net sales of our Oncology business area decreased by 10% currency adjusted. This was mainly due to the patent loss of Fludara® in the United States, which fully impacted our business after the first quarter 2004.

In November 2004, we received the approval in the European Union for the oral version of Fludara® in the extended indication as a first-line therapy for patients with chronic lymphocytic leukemia. We expect the label extension to increase the net sales development of Fludara® in Europe.

In the United States, we are striving for the approval of Bonefos® as an adjuvant oral therapy for the reduction of bone metastases in breast cancer patients. In January 2005, we received an approvable letter from the FDA. We will discuss the next steps with the FDA necessary for the approval of the product.

In March 2005, we published first results of the clinical development of PTK/ZK in combination with chemotherapy as a first-line therapy in patients with metastatic colorectal cancer. PTK/ZK is a novel angiogenesis inhibitor designed to block tumor growth and the formation of metastases. Clinical data will be presented at the American Society of Clinical Oncology (ASCO) in May 2005 in Orlando, Florida. We expect to submit PTK/ZK for registration in the beginning of 2007. We are co-developing PTK/ZK with Novartis AG.

Dermatology

Net sales in the dermatology area significantly increased by 14% currency adjusted. The top-selling product in this area, Advantan®, generated a net sales increase of 14% currency adjusted. In the context of the expansion of the dermatology business in the United States, net sales of Finacea®, a product for the treatment of rosacea, more than doubled in this Region.

Performance

Gross profit amounted to €920m compared to €890m in the first quarter 2004. Gross margin remained at the previous year’s level at 76%. The costs of marketing and selling increased by 1% to €370m, costs of engineering and administration increased by 3% to €122m. Research and development costs increased slightly by 1% to €215m. In total, the operating costs increased by 1%. The Other operating result declined from €22m to €17m. In total, the operating profit amounted to €230m in the first three months of 2005, 7% above the previous year’s figure.

The financial result remained unchanged at €–3m. Given an effective tax rate of 36.1%, which was 1.8 percentage points lower than in the comparison period, net profit increased by 11% to €144m. Earnings per share increased by 13% to €0.76, fostered by a reduced average number of shares.

Liquidity and capital resources

Cash flows before working capital changes amounted to €189m, 2% below the first quarter 2004. The decrease was the result of a contribution to the pension fund of a U.S. subsidiary during the first three months of 2005, which in the previous year took place in the second quarter. In the period under review, working capital declined by €16m, after we had recorded an increase in working capital of €58m in the previous year’s quarter, based mainly on a build-up in inventories. Cash flows from operating activities increased in total by 53% to €205m.

Cash flows used in investing activities amounted to €96m, resulting particularly from the purchase of fixed assets of €64m and the purchase of marketable securities of €44m.

Cash flows used in financing activities amounted to €3m against €90m in the previous year’s first quarter. Of the cash flows used in financing activities for the first three months of 2004, €57m accounted for the buyback of 1.5 million treasury shares. In addition, borrowings in the amount of €33m were repaid in the comparison period.

Cash and cash equivalents increased to €894m compared to €785m as of December 31, 2004. The net cash position (cash and cash equivalents and marketable securities less borrowings) was €940m (December 31, 2004: €780m).

Financial situation

The balance sheet total was €5,899m, 3% or €182m above the figure as of December 31, 2004. Non-current assets increased by €78m, due primarily to an increase of €49m in marketable securities. Current assets rose by €104m as a result of an increase in cash and cash equivalents, whereas inventories as well as receivables and other assets remained nearly unchanged compared to the figures as of December 31, 2004.

Total equity increased by €181m or 6% to €3,014m. The increase was mainly based on the net profit of the first quarter (€144m) as well as currency translation adjustments recognized directly as Other comprehensive income (€54m). In total, the equity ratio increased by 1.5 percentage points to 51.1%.

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2005 will amount to approximately €240m (2004: €212m). Of this investment, 48% has been allocated to Germany, 18% to the other countries of the European Union and 22% to the U.S. This will enable us to respond to changes in production requirements, to regulatory standards and to technological developments.

Acquisitions and Divestitures

In the context of our strategy of focusing on specialized areas, we are separating from development projects which do not belong to our core fields.

In January 2005, we announced the signing of a license agreement with Novartis Pharma AG, transferring our rights in the ophthalmic use of PTK/ZK. Novartis is planning to develop and commercialize PTK/ZK for the treatment of wet age-related macular degeneration (AMD). Under the agreement, we receive an upfront fee, milestone payments as well as royalties.

In February 2005, we reported the signing of a license agreement granting Pfizer Inc. an exclusive, worldwide license to our ADP receptor antagonist program. ADP receptor antagonists are anti-platelet agents used to chronically inhibit arterial thrombosis. Under the terms of the agreement, we receive an upfront fee, as well as milestone payments and royalties.

Personnel

Personnel	Q1/2005	Q1/2004	Change	Year 2004
Employees (average)	25,368	26,369	–4%	26,131
Personnel costs* (€m)	383	386	–1%	1,557
* Wages and salaries, social security and support payments, pensions

Number of employees (end of period)	March 31, 2005	March 31, 2004*	Change	December 31, 2004*
Schering AG	7,500	8,133	–8%	7,818
Europe Region	7,235	7,663	–6%	7,413
United States Region	3,765	3,629	+4%	3,747
Japan Region	1,427	1,543	–8%	1,464
Latin America/Canada Region	2,399	2,443	–2%	2,420
Asia/Pacific Region	1,545	1,537	+1%	1,444
Other employees	1,271	1,416	–10%	1,287
Total	25,142	26,364	–5%	25,593

* Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Personnel of the Intendis Group are allocated to Other employees. The previous year’s figures have been adjusted accordingly.

The group-wide reduction in personnel continued in the first quarter of 2005 and is primarily the result of changes in our global production activities. The declining personnel figures at Schering AG are due particularly to the headcount reduction at our Bergkamen site and in our administrative areas. In the Europe Region, the headcount reduction is the consequence of the disposal of non-core products at our German subsidiary Jenapharm GmbH & Co. KG, the reduction in capacities of the production and development functions primarily from sites in Finland, as well as the decrease in production capacities at AWAG (formerly Asche AG). The increase in personnel in the United States Region was mainly the result of the growing application technologies business for contrast agents of our U.S. subsidiary Medrad, Inc. In Japan, a headcount reduction took place mainly in the production area, whereas the restructuring of the research and development functions only led to a temporary decline in personnel. In the Other employees, particularly our Mexican subsidiary, Proquina, recorded a headcount reduction.

Schering AG Shares

The Schering AG shares closed at €51.16 on March 31, 2005, 7% below the share price at the end of 2004. In the same time frame, the German share index DAX increased by 2% and the STOXX Healthcare sector index improved by 3%.

As of March 31, 2005, we held a total of 4 million treasury shares, resulting from share buybacks from 2004. At this year’s Annual General Meeting on April 14, 2005, the Executive Board of Schering AG received authorization to acquire up to 15 million treasury shares.

Schering AG share ratios	Q1/2005	Q1/2004	Year 2004
Basic earnings per share (€)	0.76	0.67	2.64

	March 31, 2005	March 31, 2004	Dec. 31, 2004
Share price (€)	51.16	38.51	55.01
Market capitalization* (€m)	9,720	7,413	10,452
Total equity (€m)	3,014	2,897	2,833
Number of outstanding shares (in millions)	190	192.5	190
* Based on the number of outstanding shares.

Consolidated Income Statements

€m

	Q1/2005	Q1/2004*	Change	Year 2004*
Net sales	1,211	1,166	+4%	4,907
Cost of sales	–291	–276	+5%	–1,206
Gross profit	920	890	+3%	3,701
Costs of
marketing and selling	–370	–367	+1%	–1,544
engineering and administration	–122	–118	+3%	–522
research and development	–215	–213	+1%	–918
Other operating expenses/income	17	22		51
Operating profit	230	214	+7%	768
Result from investments	2	1		15
Other financial result	–5	–4		–24
Profit before taxes	227	211	+8%	759
Income taxes	–82	–80	+3%	–252
Profit for the period	145	131	+11%	507

Attributable to:
Net profit	144	130	+11%	504
Minority interest	1	1		3

Basic earnings per share (€)	0.76	0.67	+13%	2.64
Diluted earnings per share** (€)	0.76	0.67	+13%	2.63

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information on page 15.

** Potential dilution from stock options issued as part of Long Term Incentive Plans.

Consolidated Balance Sheets

€m

Assets	March 31, 2005	December 31, 2004*

Goodwill	362	356
Other intangible assets	310	322
Property, plant and equipment	1,187	1,176
Marketable securities	282	233
Other financial assets	105	101
Deferred taxes	302	283
Other non-current assets	68	67
Non-current assets	2,616	2,538

Inventories	991	992
Receivables and other assets	1,398	1,402
Cash and cash equivalents	894	785
Current assets	3,283	3,179
Total assets	5,899	5,717

Equity and liabilities	March 31, 2005	December 31, 2004*

Paid-up capital	528	528
Retained earnings	2,472	2,292
Treasury shares	–4	–4
Equity before minority interest	2,996	2,816
Minority interest	18	17
Total equity	3,014	2,833

Non-current provisions	1,372	1,380
Non-current borrowings	208	199
Other non-current liabilities	27	30
Non-current liabilities	1,607	1,609
Current provisions	733	713
Current borrowings	28	39
Other current liabilities	517	523
Current liabilities	1,278	1,275
Total equity and liabilities	5,899	5,717

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information on page 15.

Consolidated Cash Flow Statements

€m

	Q1/2005	Q1/2004*	Year 2004*
Profit for the period	145	131	507
Depreciation of non-current assets	66	70	305
Change in non-current provisions	–23	3	–5
Other non-cash income and expense	1	–11	2
Result from disposal of non-current assets	0	–1	–9
Cash flows before working capital changes	189	192	800
Change in inventories and receivables	3	–54	–38
Change in liabilities and current provisions	13	–4	–11
Cash flows from operating activities	205	134	751

Purchase of non-current assets	–64	–80	–290
Proceeds from disposal of non-current assets	12	6	51
Purchase and sale of marketable securities	–44	–64	–72
Proceeds from disposal of subsidiaries, net of cash disposed	–	–	0
Cash flows used in investing activities	–96	–138	–311

Dividend payments	–	–	–180
Change in borrowings	–3	–33	130
Purchase of treasury shares	–	–57	–167
Cash flows used in financing activities	–3	–90	–217

Net change in cash and cash equivalents	106	–94	223
Effects of exchange-rate movements on cash and cash equivalents	3	4	–4
Cash and cash equivalents as of January 1	785	566	566
Cash and cash equivalents as of March 31 / December 31	894	476	785

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information on page 15.

Consolidated Statements of Changes in Equity

€m

	Paid-up capital	Other retained earnings	Currency translation adjustment	Derivative financial instruments	Actuarial losses in defined benefit pension plans	Treasury shares	Minority interest	Total equity
January 1, 2004	528	2,702	–327	16	–152	–	16	2,783
Changes in unrealized gains/losses	–	–	–	–9	–	–	–	–9
Translation adjustments	–	–	46	0	–3	–	0	43
Other comprehensive Income	–	–	46	–9	–3	–	0	34
Profit for the period	–	130	–	–	–	–	1	131
Total comprehensive Income	–	130	46	–9	–3	–	1	165
First-time application of IFRS 3 “Business Combinations”	–	10	–	–	–	–	–	10
Purchase of treasury shares	–	–55	–	–	–	–2	–	–57
Purchase of treasury shares and issue to employees	–	–4	–	–	–	–	–	–4
March 31, 2004	528	2,783	–281	7	–155	–2	17	2,897

January 1, 2005	528	2,876	–403	29	–210	–4	17	2,833
Changes in unrealized gains/losses	–	–	–	–13	–	–	–	–13
Translation adjustments	–	–	56	0	–2	–	0	54
Other comprehensive Income	–	–	56	–13	–2	–	0	41
Profit for the period	–	144	–	–	–	–	1	145
Total comprehensive Income	–	144	56	–13	–2	–	1	186
Purchase of treasury shares and issue to employees	–	–5	–	–	–	–	–	–5
March 31, 2005	528	3,015	–347	16	–212	–4	18	3,014

Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information on page 15.

Segment Reporting

€m

Q1/2005	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment results*	Change year- on-year
Europe Region	832	239	593	+1%	294	+3%	165	+2%
United States Region	284	1	283	+5%	104	+16%	28	+87%
Japan Region	95	–	95	–1%	33	+6%	13	+0%
Latin America/Canada Region	105	10	95	+7%	38	+9%	19	+27%
Asia/Pacific Region	56	2	54	–1%	23	–4%	9	–25%
Other Activities	100	9	91	+30%	25	+14%	14	+250%
thereof: Dermatology	54	1	53	+13%	13	+18%	8	–
Segment total	1,472	261	1,211	+4%	517	+6%	248	+12%
Research and development expenses	–	–	–	–	–215	+1%	–	–
Central production overhead and production variances	–	–	–	–	–54	+2%	–	–
Other	–	–	–	–	–18	+157%	–18	+157%
Schering AG Group	1,472	261	1,211	+4%	230	+7%	230	+7%

€m

Q1/2004**	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment results*	Change year- on-year
Europe Region	833	247	586	+7%	285	+10%	162	+16%
United States Region	271	1	270	–5%	90	–2%	15	–40%
Japan Region	96	–	96	–16%	31	–44%	13	–57%
Latin America/Canada Region	103	14	89	+14%	35	+13%	15	+67%
Asia/Pacific Region	58	3	55	+6%	24	+9%	12	+33%
Other Activities	78	8	70	–13%	22	–12%	4	+33%
thereof: Dermatology	48	1	47	–4%	11	–8%	0	–
Segment total	1,439	273	1,166	+1%	487	0%	221	+3%
Research and development expenses	–	–	–	–	–213	–1%	–	–
Central production overhead and production variances***	–	–	–	–	–53	–2%	–	–
Other	–	–	–	–	–7	–	–7	–
Schering AG Group	1,439	273	1,166	+1%	214	0%	214	0%

* Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, transfers from our centralized production facilities are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis.
The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

** Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the particular business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

***The majority of our foreign production sites are now assigned to a central responsibility. Accordingly, the position “Central production overhead and production variances” contains amounts, which in the past were reported within the segment performance of the Regions. The previous year’s figures for the Central production overhead and production variances as well as for the segment performance have been adjusted accordingly.

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply – with the following exception – the same valuation and accounting policies as in the preparation of our Annual Financial Statements 2004.

As of January 1, 2005, we have adopted the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”. We exercise the option included therein to recognize actuarial gains and losses directly in equity, instead of amortizing them over future periods. The comparability to the previous year is not affected, as we have adjusted the previous year’s figure accordingly. Thereby, the operating profit for 2004 increased by €7m. As of December 31, 2004 provisions for pensions increased by €320m, equity decreased by €193m, and the deferred tax assets increased by €127m.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (basis 1€)		Average rate (basis 1€)
	March 31, 2005	March 31, 2004	Q1/2005	Q1/2004
U.S. dollar	1.30	1.22	1.31	1.23
Pound sterling	0.69	0.67	0.69	0.67
Brazilian real	3.47	3.56	3.46	3.61
Japanese yen	138.44	126.97	137.13	131.22

Outlook

For fiscal year 2005, we expect a currency adjusted net sales increase in the mid single-digit range and a further increase in our profitability.

We expect a continuous strong double-digit growth of Yasmin®. In addition, we forecast that net sales of Betaferon® will increase in the mid single-digit range in local currencies.

Our U.S. business should increase in the double-digit range in local currency.

For fiscal year 2005, we expect that the operating margin will further increase to above 16%.

Berlin, April 25, 2005

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on April 25, 2005, the Interim Report Q1/2005 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, April 25, 2005

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company's competitors or the failure of demand for the Company's products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company's expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof  Ehrhart
Name: Dr. Christof  Ehrhart
Title: Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head Business Communication
Schering AG

Date: April 25, 2005